EXHIBIT 4

Lantern
Hill
Capital

March 17, 2005

Mr. Winston Johnson
Chairman, CEO
Winsonic Digital Media Group, Ltd.
235 Peachtree Street Suite 400
Atlanta, GA 30303

Dear Mr. Johnson:

This letter constitutes an agreement between Winsonic Digital Media Group, Ltd., "Winsonic" or the "Company"and Lantern Hill Capital "Lantern Hill", a management consulting firm for development-stage companies, regarding consulting services to be provided to Winsonic by Lantern Hill Capital.

1. ***SCOPE OF WORK***

Lantern Hill will, for a period of 2 years, on an on-going basis:

- Act as a long-term financial advisor to the Company;
- Periodically meet with the Company's management to discuss the Company's operating strategy, competitive position, business and financial prospects and growth opportunities;
- Assist the Company in formulating strategic and financial plans designed to create long-term shareholder value and liquefying such value when appropriate; and
- Assist in the development of capitalization plans which provide the capital resources necessary to accomplish the operating and strategic plans.

2. ***COMPENSATION***

Equity Compensation   Lantern Hill will provide the above services for up to a total of 75 days of work in exchange for 150,000 Rule 144 restricted shares (the "Shares") of the Winsonic's common stock to be issued immediately after the closing of this transaction. Notwithstanding the foregoing, the Shares shall be vested and earned as follows. One-third (50,000) of the Shares be earned and released to Lantern Hill immediately upon commencement of services under this Agreement; one-third (50,000) of the Shares shall be issued and held in escrow by the Company until completion of the next financing by the Company and the final one-third (50,000) of the Shares shall be issued and held in escrow by the Company until the first anniversary date of the execution of this agreement.

Out-Of-Pocket Expenses. Winsonic will reimburse Lantern Hill for reasonable out-of-pocket expenses, including travel-related expenses and other required expenditures.

3. ***CONFIDENTIALITY***

Lantern Hill shall treat as confidential all data, records and accounts, information, operations, policies, procedures and all other information relating to the business of Winsonic, which becomes known to it through its activities hereunder ("Confidential Information"), and which is not otherwise in the public domain or rightfully obtained from another source. Lantern Hill does not acquire any rights in the Confidential Information, and agrees to take diligent measures to prevent the disclosure of such Confidential Information.

During the term and after termination of its services to Winsonic, Lantern Hill shall not use or disclose any such Confidential Information, except iaccordance with the terms of this Agreement, or as required by law, regulation orcourt order. All records, reports, and other documents prepared by Lantern Hill shall be the property of Winsonic and Lantern Hill shall deliver any such documents immediately to Winsonic upon request.

4. ***INDEPENDENT CONTRACTOR***

Lantern Hill shall be deemed to be an independent contractor and, as such, shallnot be entitled to any benefits applicable to employees of Winsonic. Lantern Hill acknowledges that the services to be performed for the Company are those that the Lantern Hill generally performs in the independent established profession in which the Lantern Hill is customarily engaged.

Lantern Hill and Winsonic indicate their acceptance of this Agreement by having their respective duly authorized representative sign in the spaces provided below.

Sincerely yours,

Lantern Hill Capital.

By: /s/ James B. Anderson, Ph.D Date: 3/17/05
James B. Anderson, Ph.D.

Principal

AGREED:

Winsonic Digital Media Group Ltd.

By: /s/ Winston Johnson Date: 3/17/05
Winston Johnson

Chairman, CEO